UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

FORM SD
Specialized Disclosure Report

Semiconductor Manufacturing International Corporation
(Exact name of registrant as specified in its charter)

_________________

Cayman Islands	1-31994	94-3401449
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No).

18 Zhangjiang Road, Pudong New Area, Shanghai, People’s Republic of China	201203
(Address of principal executive offices)	(Zip Code)

David Withrow +86-21-38610000 ext. 16879
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, And provide the period to which the information in this form applies:

[X]  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p -1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Semiconductor Manufacturing International Corporation’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publicly available at http://www.smics.com/eng/about/csr.php

Item 1.02 Exhibit

SMIC has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Semiconductor Manufacturing International Corporation
 (Registrant)

By:	/s/ Dr. Tzu Yin Chiu	Date: May 29, 2014
Name: Dr. Tzu Yin Chiu
Title: Chief Executive Officer